---------------------------
                         UNITED STATES                 OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION    OMB Number:3235-0145
                     Washington, D.C. 20549          Expires: December 31, 1997
                                                     Estimated average burden
                                                     hours per form.......14.90
                                                   ---------------------------
                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                             American Media, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Class A Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   02744L100
                 -------------------------------------------
                                (CUSIP Number)
                  Richard D. Scribner, Salomon Brothers Inc
      Seven World Trade Center, New York, New York 10048 (212) 783-7400
-------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                July 28, 1997
                 -------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.                          |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------------                          -------------------------
CUSIP No. 02744L100                                  Page   2   of   4   Pages
         -----------                                      -----    -----
--------------------------                          -------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Salomon Brothers Inc

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                  (b) [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               [x]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


--------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER
     SHARES                     ----
  BENEFICIALLY   ---------------------------------------------------------------
   OWNED BY          8     SHARED VOTING POWER
EACH REPORTING                0 shares
    PERSON
     WITH
                 ---------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                                ----

                 ---------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                                0 shares

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0 shares

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [X]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.0%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               BD, CO

--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

           Salomon Brothers Inc ("SBI") hereby amends its Statement on Schedule 13D relating to the Class A Common Stock, $0.01 par value (the "Class A Common Stock"), of American Media, Inc., a Delaware corporation, dated May 6, 1994, as amended by Amendment No. 1 to its Statement on Schedule 13D, dated September 21, 1994, and Amendment No. 2 to its Statement on Schedule 13D, dated March 14, 1996 (such Statement on Schedule 13D, as amended, being the "Amended Schedule 13D"), as set forth below. All terms defined in the Amended Schedule 13D have the same meanings in this Amendment No. 3.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

           (a-b) The following is hereby inserted after the last paragraph of this item as set forth in the Amended Schedule 13D:

           "The Warrants reported to have been beneficially owned by SBI in the Amended Schedule 13D at the close of business on March 8, 1996 expired, in accordance with their terms, on July 28, 1997, without having been exercised. At the close of business on November 21, 1997, SBI beneficially owned no Warrants and no shares of Class A Common Stock. Thus, SBI beneficially owns 0.0% of the 21,642,294 shares of Class A Common Stock reported to have been outstanding as of November 7, 1997 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 1997.

           Neither SBI nor, to the best knowledge of SBI, any of SBHC, Salomon Inc or the persons listed in Annex A or Annex B hereto beneficially owned any shares of Class A Common Stock or Warrants at the close of business on November 21, 1997."

           (c) The following is hereby inserted after the last paragraph of this item as set forth in the Amended Schedule 13D:

           "Neither SBI nor, to the best knowledge of SBI, any of SBHC, Salomon Inc or the persons listed on Annex A or Annex B hereto made any purchases or sales of Class A Common Stock or Warrants from September 22, 1997 through November 21, 1997."

           (d-e) This item as set forth in the Amended Schedule 13D is deleted and the following is hereby inserted in its place:

           "As a result of the expiration on July 28, 1997 of the Warrants heretofore owned by SBI, as described above, SBI ceased to be the beneficial owner of more than five percent of the Class
A Common Stock on such date."


                         Page 3 of 4 pages

                             SIGNATURE
                             ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 1997


                                   SALOMON BROTHERS INC



                                   By /s/ Andrew Constan
                                      --------------------------
                                      Name: Andrew Constan
                                      Title:   Managing Director



                              Page 4 of 4 pages

                                                 ---------------------------
                                                    OMB APPROVAL
                                                  OMB Number:3235-0145
                                                  Expires: October 31, 1997
                                                  Estimated average burden
                                                  hours per form.....14.90
                                                 ---------------------------


                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549



                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                             American Media, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Class A Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  02744L100
                        ------------------------------
                                (CUSIP Number)
                  Richard D. Scribner, Salomon Brothers Inc
      Seven World Trade Center, New York, New York 10048 (212) 783-7400
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                March 8, 1996
                        ------------------------------
            (Date of Event with Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------------                        ---------------------------
CUSIP No. 02744L100                                Page   2   of   5   Pages
         -----------                                    -----    -----
--------------------------                        ---------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Salomon Brothers Inc

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                             (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY


-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              [X]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


-------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER
     SHARES                      ----
  BENEFICIALLY   --------------------------------------------------------------
    OWNED BY         8     SHARED VOTING POWER
EACH REPORTING                1,928,240
    PERSON
     WITH
                 --------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                                 ----

                 --------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                                1,928,240

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,928,240

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [X]


-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.39%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               BD, CO

-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS
     1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
     ATTESTATION.

           Salomon Brothers Inc ("SBI") hereby amends its Statement on Schedule 13D relating to the Class A Common Stock, $0.01 par value, of American Media, Inc., a Delaware corporation (the "Class A Common Stock") dated May 6, 1994, as amended by its Amendment No. 1 to its Statement on Schedule 13D dated September 21, 1994 (such Statement on Schedule 13D, as amended, being the "Amended Schedule 13D"), as set forth below. All terms defined in the Amended Schedule 13D have the same meanings in this Amendment No. 2.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

           (a-b) The following paragraphs are hereby inserted after the fifth paragraph:

           "On October 27, 1994, the Units were separated into their underlying Zero- Coupon Notes and Warrants. On November 25,
1994, the Issuer changed its name to American Media, Inc.

           At the close of business on March 8, 1996, SBI beneficially owned 1,013,796 Warrants, representing the right to receive, upon exercise thereof at an exercise price of $27.78 per Warrant and a conversion ratio of 1.902 shares of Class A Common Stock per Warrant, 1,928,240 shares of Class A Common Stock. In its Quarterly Report on Form 10-Q for the quarterly period ended December 25, 1995, the Issuer indicated that 21,062,848 shares of Class A Common Stock were outstanding as of February 6, 1996. Based on such information, the 1,928,240 shares of Class A Common Stock deemed beneficially owned by SBI as of the close of business on March 8, 1996 represent in the aggregate approximately 8.39% of the shares of Class A Common Stock outstanding (including shares issuable upon exercise of the Warrants held by SBI).

           In addition, at the close of business on March 8, 1996, SBI held a short position in 81,600 shares of Class A
Common Stock.

           At the close of business on March 8, 1996, (i) Mr. Charles Bobrinskoy, a Managing Director of SBI, beneficially owned 3,000 shares of Class A Common Stock and (ii) Mr. Louis Simpson, a director of Salomon Inc, beneficially owned 2,600 shares of Class A Common Stock in various trust and pension accounts for the benefit of himself and certain members of his family. SBI, for itself and on behalf of SBHC and Salomon Inc, disclaims beneficial ownership of the shares of Class A Common Stock owned by Mr. Bobrinskoy and Mr. Simpson.

           The following paragraph is hereby inserted after the last paragraph:

           "Except as described above, neither SBI nor, to the best knowledge of SBI, any of SBHC, Salomon Inc or the persons listed in Annex A or Annex B hereto beneficially owned any shares of Class A Common Stock or Warrants at the close of business on March 8, 1996."



           (c) The following paragraphs are hereby inserted after the fourth paragraph:


                        Page 3 of 5 Pages

           "The dates, numbers of shares or Warrants (as the case may be) and prices per share or Warrant (as the case may be) for all purchases and sales of Class A Common Stock and Warrants by SBI from September 19, 1994 through March 8, 1996 are shown on Annex E hereto, which is incorporated herein by reference. All such purchases and sales of Class A Common Stock and Warrants were effected on the New York Stock Exchange.

           The dates, numbers of shares and prices per share for all purchases and sales of Class A Common Stock by Charles Bobrinskoy from September 19, 1994 through March 8, 1996 are shown on Annex F hereto, which is incorporated herein by reference. All such purchases and sales of Class A Common Stock were effected on the New York Stock Exchange.

           Except as described above, neither SBI nor, to the best knowledge of SBI, any of SBHC, Salomon Inc or the persons listed on Annex A or Annex B hereto made any purchases or sales of Class A Common Stock or Warrants from September 19, 1994 through March 8, 1996."

                              ANNEXES
                              -------

A.         Executive Officers and Directors of Salomon Brothers Inc and
                Salomon Brothers Holding Company Inc.

B.         Executive Officers and Directors of Salomon Inc.

E.         Description of purchases and sales of shares of Class A Common
                Stock and Warrants by Salomon Brothers Inc from
                September 19, 1994 through March 8, 1996.

F.         Description of purchases and sales of shares of Class A
                Common Stock by Charles Bobrinskoy from September 19, 1994 through March 8, 1996.

                       Page 4 of 5 Pages

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  March 14, 1996


                                   SALOMON BROTHERS INC



                                    By /s/ Jonathan E. Sandelman
                                      ----------------------------
                                      Name: Jonathan E. Sandelman
                                      Title:   Managing Director



                       Page 5 of 5 Pages

                                                               March 8, 1996


                              ANNEX A
                              -------
                EXECUTIVE OFFICERS AND DIRECTORS OF
                -----------------------------------
                     SALOMON BROTHERS INC AND
                     ------------------------
               SALOMON BROTHERS HOLDING COMPANY INC
               ------------------------------------

                                      Principal Occupation
Name and Title                         and Business Address
--------------                        ---------------------

Jerome H. Bailey(1)                    Chief Financial Officer and
Chief Financial Officer and              Managing Director
  Managing Director                    Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048

                                       Chief Financial Officer
                                       Salomon Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Rodney B. Berens(1) (2)                Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Thomas W. Brock(1)                     Chairman and Chief Executive Officer
Managing Director                      Salomon Brothers Asset Management Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Robert E. Denham(3)                    Director, Chairman and
Managing Director                        Chief Executive Officer
                                       Salomon Inc
                                       Seven World Trade Center
                                       New York, New York  10048

Eric C. Fast(2)                        Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048

                                     Principal Occupation
Name and Title                       and Business Address
--------------                       --------------------


Bruce C. Hackett(1)                    Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


John L. Haseltine(1)(2)                Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Toshiharu Kajima(1) (4)                Chief Executive Officer
Managing Director                      Salomon Brothers Asia Limited
                                       Akasaka Park Building
                                       2-20, Akasaka 5-chome
                                       Minatu-Ku, Tokyo 107  Japan


John G. Macfarlane, III                Treasurer and Managing Director
Treasurer and Managing Director        Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Deryck C. Maughan(1)(2)(3)(5)          Chairman and Chief Executive
Chairman and Chief Executive             Officer
  Officer                              Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Kenneth K. Marshall(1)                 Chief Administrative Officer
Chief Administrative Officer             and Managing Director
   and Managing Director               Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Eduardo G. Mestre(1) (2)               Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048

                                     Principal Occupation
Name and Title                       and Business Address
--------------                       --------------------


Peter J. Middleton(1) (5)              Chief Executive Officer
Managing Director                      Salomon Brothers International
                                         Limited
                                       Victoria Plaza
                                       111 Buckingham Palace Road
                                       London, SW1B  0SB
                                       England


Robert H. Mundheim(1)                  Secretary and Managing Director
Secretary and Managing Director        Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Shigeru Myojin(1) (2) (4)              Vice Chairman and Managing Director
Vice Chairman and                      Salomon Brothers Inc
   Managing Director                   Salomon Brothers Asia Limited
                                       Akasaka Park Building
                                       2-20, Akasaka 5-chome
                                       Minatu-Ku, Tokyo 107  Japan


      The officers and directors of Salomon Brothers Holding
Company Inc ("SBHC") are the same as those for Salomon Brothers
Inc.

                               Citizenship
                               -----------

      Except as footnoted below, each of the individuals listed above is a citizen of the United States.


----------------------
 (1)  Member of the Management Board
 (2)  Member of the Operating Committee
 (3)  Member of the Board of Directors
 (4)  Citizen of Japan
 (5)  Citizen of Great Britain

                                                                March 8, 1996


                              ANNEX B
                              -------

                 EXECUTIVE OFFICERS AND DIRECTORS
                 --------------------------------

                          OF SALOMON INC
                          --------------

                                   Principal Occupation
Name and Title                     and Business Address
--------------                     --------------------

Dwayne O. Andreas                  Chairman of the Board and
Director                             Chief Executive
                                   Archer Daniels Midland Company
                                   Box 1470
                                   Decatur, Illinois  62525


Jerome H. Bailey                   Chief Financial Officer
Chief Financial Officer            Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Chief Financial Officer and
                                     Managing Director
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Warren E. Buffett(1)               Chairman and Chief Executive
Director                             Officer
                                   Berkshire Hathaway Inc.
                                   1440 Kiewit Plaza
                                   Omaha, Nebraska  68131


Richard J. Carbone                 Controller
Controller                         Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Principal Occupation
Name and Title                     and Business Address
--------------                     --------------------


Robert E. Denham(1)                Director, Chairman and Chief
Director, Chairman and Chief         Executive Officer
  Executive Officer                Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Dr. Claire M. Fagin                Leadership Professor
Director                           School of Nursing
                                   University of Pennsylvania
                                   Philadelphia, Pennsylvania 19104


John L. Haseltine                  Managing Director
Director                           Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Gedale B. Horowitz                 Senior Executive Director
Director and Executive             Salomon Brothers Holding
  Vice President                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048


John G. Macfarlane, III            Treasurer
Treasurer                          Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Treasurer and Managing Director
                                   Salomon Brothers Holding
                                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Principal Occupation
Name and Title                     and Business Address
--------------                     --------------------


Deryck C. Maughan(2)               Chairman and Chief Executive
Director and Executive               Officer
Vice President                     Salomon Brothers Holding
                                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

David O. Maxwell                   Retired
Director                           c/o Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048


William F. May(1)                  Chairman and Chief
Director                             Executive Officer
                                   Statue of Liberty-Ellis
                                     Island Foundation, Inc.
                                   c/o Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Robert H. Mundheim                 Executive Vice President and
Executive Vice President and          General Counsel
 General Counsel                   Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048



Charles T. Munger                  Vice Chairman
Director                           Berkshire Hathaway Inc.
                                   355 So. Grand Avenue
                                   Los Angeles, California  90071


Shigeru Myojin(3)                  Vice Chairman
Director                           Salomon Brothers Inc
                                   Victoria Plaza
                                   111 Buckingham Palace Rd.
                                   London, SW1W OSB, England

                                   Principal Occupation
Name and Title                     and Business Address
--------------                     --------------------


Louis A. Simpson(1)                Director, President and
Director                           Chief Executive Officer,
                                   Capital Operations
                                   GEICO Corporation
                                   One Geico Plaza
                                   5260 Western Avenue
                                   Washington, D.C.  20076-0001


Robert G. Zeller(1)                Retired
Director                           c/o Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                            Citizenship
                            -----------

Except as footnoted below, each of the individuals listed above is a citizen of the United States.

(1)  Member of the Executive Committee
(2)  Citizen of Great Britain
(3)  Citizen of Japan

                              ANNEX E


Part I
------

           Set forth below are the purchases and sales of shares of Class A Common Stock, $0.01 par value (the "Class A Common
Stock") by Salomon Brothers Inc from September 19, 1994 through
March 8, 1996. ("P" means purchase, and "S" means sale.)

         Date               Number of Shares           Price Per Share

        11/25/94                271,600(S)                  $16.75
        11/30/94                  1,000(P)                  $14.50
        12/1/94                     200(P)                  $14.75
        12/12/94                 25,000(P)                 $14.625
        12/12/94                  7,400(P)                  $14.50
        12/13/94                 25,000(P)                  $14.50
        12/13/94                    500(P)                  $14.25
        12/13/94                  6,000(P)                 $14.375
        12/14/94                  1,000(P)                 $13.875
        12/14/94                 24,000(P)                  $14.00
        1/4/95                   17,800(P)                   $8.75
        1/10/95                   5,000(S)                  $8.625
        1/12/95                  40,000(P)                  $7.625
        1/17/95                     400(S)                  $7.875
        1/18/95                     300(S)                   $7.75
        1/27/95                   1,500(S)                  $6.625
        2/10/95                  11,000(S)                   $7.25
        2/10/95                     300(S)                   $7.25
        3/15/95                  30,000(P)                   $6.00
        3/15/95                  10,000(P)                   $6.00
        5/1/95                    5,600(P)                   $6.00
        5/2/95                   10,000(P)                   $6.00
        5/3/95                    5,000(P)                   $5.75



           All purchases of Class A Common Stock listed above were effected on the New York Stock Exchange.

Part II
-------

           Set forth below are the purchases and sales of shares of warrants ("Warrants"), each exercisable for 1.902 shares of Class A Common Stock (as of December 21, 1994) by Salomon
Brothers Inc from September 19, 1994 through March 8, 1996. ("P" means purchase, and "S" means sale.)

         Date                 Number of Shares           Price Per Share
         ----                 ----------------           ---------------

        11/25/94                1,154,696(P)                   $0.75
        12/20/94                   39,100(P)                   $0.437
        1/12/95                     2,500(S)                   $0.437
        1/12/95                    97,500(S)                   $0.375
        1/24/95                    50,000(S)                   $0.375
        3/15/95                    10,000(S)                   $0.25
        3/17/95                    10,000(S)                   $0.25
        3/20/95                    10,000(S)                   $0.25



           All purchases of Warrants listed above were effected on the New York Stock Exchange.

                              ANNEX F

           Set forth below are the purchases and sales of shares of Class A Common Stock, $0.01 par value (the "Class A Common
Stock") by Charles Bobrinskoy from September 19, 1994 through
March 8, 1996. ("P" means purchase, and "S" means sale.)

         Date               Number of Shares           Price Per Share
         ----               ----------------           ---------------

        3/16/95                 3,000(P)                    $5.75



           All purchases of Class A Common Stock listed above were effected on the New York Stock Exchange.

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                    Enquirer/Star Group, Inc.
 -----------------------------------------------------------------
                         (Name of Issuer)

              Class A Common Stock, $0.01 par value
 -----------------------------------------------------------------
                  (Title of Class of Securities)

                             293554101
         -------------------------------------------------
                          (CUSIP Number)
            Richard D. Scribner, Salomon Brothers Inc
        Seven World Trade Center, New York, New York 10048
                          (212) 783-7400
 -----------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          August 19,1994
         -------------------------------------------------
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------------                        ---------------------------
CUSIP No. 293554101                                Page   2   of   7   Pages
         -----------                                    -----    -----
--------------------------                        ---------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Salomon Brothers Inc

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                             (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY


-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              [X]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

-------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER
     SHARES                      ----
  BENEFICIALLY   --------------------------------------------------------------
    OWNED BY         8     SHARED VOTING POWER
EACH REPORTING                1,154,696
    PERSON
     WITH
                 --------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                                 ----

                 --------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                              1,154,696

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,154,696

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [X]


-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.3%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               BD, CO

-------------------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
              (INCLUDING EXHIBITS) OF THE SCHEDULE,
                  AND THE SIGNATURE ATTESTATION

           Salomon Brothers Inc ("SBI") hereby amends its Statement on Schedule 13D relating to the Class A Common Stock, $0.01 par value, of Enquirer/Star Group, Inc., a Delaware corporation (the "Class A Common Stock") dated May 6, 1994 (the "Schedule 13D"), as set forth below. All terms defined in the
Schedule 13D have the same meanings in this Amendment No. 1.

Item 2.    Identity and Background.

           The fourth and fifth paragraphs are hereby deleted, and the following paragraphs are inserted in their place:

           "On May 20, 1992, SBI and Salomon Inc (together "Salomon") consented, without admitting or denying any of the allegations of the concurrently filed complaint, to the entry of a Final Judgment of Permanent Injunction and Other Relief (the "Final Judgment") in settlement of an action arising out of alleged misconduct in auctions of U.S. Treasury securities and government securities trading, brought by the Securities and Exchange Commission (the "SEC") in the United States District Court of the Southern District of New York, entitled Securities and Exchange Commission v. Salomon Inc and Salomon Brothers Inc (92 Civ. 3691 and Securities Exchange Act of 1934 Release No. 30721 (May 20, 1992)) (the "Treasury Matter"). Among other things, the Final Judgment enjoins Salomon from violations of
Section 17(a) of the Securities Act of 1933 (the "1933 Act"),
Section 10(b), 15(c)(1) and 17(a) of the 1934 Act and Rules 10b-5, 15cl-2, 17a-3 and 17a-4 promulgated thereunder. Pursuant to the settlement, Salomon was required to pay a total amount of $290,000,000, with $100,000,000 going to a fund for the payment of private claims for compensatory damages arising out of the U.S. Treasury auction and related matters and $190,000,000 to the United States in payment of civil penalties under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 and a forfeiture of assets to and settlement of claims with the Department of Justice against SBI. On the same day, in other related actions solely involving SBI, the SEC instituted and settled an administrative proceeding relating to a failure to supervise the persons responsible for the alleged misconduct, the Federal Reserve Bank of New York announced the continuation of SBI's primary dealer designation but a cessation of its trading activity until August 3, 1992, and the Department of Treasury announced that SBI would be permitted to resume bidding for customers on August 3, 1992, having restricted SBI to purchasing securities for its own account in U.S. Treasury auctions since August 18, 1991.

           "In January and February 1993, SBI, without admitting or denying any allegations, entered into consent agreements and, in some states, consent orders with 41 state securities regulators in settlement of certain claims in respect of SBI's state broker-dealer registrations arising out of SBI's activities


                        Page 3 of 7 Pages
described in the Treasury Matter. Pursuant to the settlement with the states, SBI agreed, among other things, to (i) comply with those provisions of the order issued by the SEC in the Treasury Matter that imposed remedial sanctions with respect to alleged violations of securities laws by former personnel of SBI in auctions for United States Treasury Securities during 1990 and 1991; (ii) pay $50,000 to each state participant in the settlement as reimbursement for costs of investigation related to the Treasury Matter; and (iii) with respect to some states, contribute $2,000,000 to a multi-state investor protection trust fund to be created for the purpose of providing funds for projects promoting the cause of investor protection."

Item 4.    Purpose of Transaction.

           The following sentence is hereby inserted at the end of the second paragraph:

           "As a consequence of the withdrawal by Boston Ventures and Macfadden of the Proposal on July 13, 1994 (the "With drawal"), SBI was never engaged by Boston Ventures and Macfadden to render the financial advisory services described in the preceding sentence."

           The third paragraph is hereby deleted, and the following paragraphs are inserted in its place:

           "On July 13, 1994, following the Withdrawal, the Board of Directors of the Issuer announced that it intended to declare, subject to certain conditions, a special dividend of $9 per share to the holders of its common stock (the "Special Dividend"). On August 19, 1994, Enquirer filed with the SEC a Preliminary Proxy Statement (the "Preliminary Proxy Statement") containing an Offer to Purchase and Consent Solicitation Statement pursuant to which Enquirer proposes (i) to offer to purchase for cash any and all of its 10-3/8% Senior Subordinated Notes due 2002 (the "Senior Subordinated Notes") and any and all of its Zero-Coupon Notes (the "Tender Offers"), and (ii) to solicit consents to certain proposed amendments to the indentures governing the Senior Subordinated Notes and the Zero-Coupon Notes (the "Consent solicitations"). SBI has been named a dealer manager in connection with the Tender Offers and the Consent Solicitations. Also on August 19, 1994, Enquirer filed with the SEC a Registration Statement on Form S-1 relating to Senior Subordinated Notes Due 2004 (the "New Notes"), and the Issuer filed with the SEC a Registration Statement on Form S-3 relating to Senior Discount Debentures Due 2006 (the "New Debentures"). SBI has been named as a co-underwriter in connection with the offerings of the New Debentures and the New Notes. The conditions to the declaration of the Special Dividend include the completion of the offerings of the New Notes and the New Debentures and the consummation of the Tender Offers and the


                        Page 4 of 7 Pages

Consent Solicitations.

           "As a result of its oral agreement with Boston Ventures and Macfadden (described in the second paragraph of this Item 4), SBI restricted proprietary trading in securities of the issuer. On July 18, 1994, as a consequence of the Withdrawal, SBI lifted the restriction on proprietary trading in Class A Common stock and Warrants. SBI has not lifted the restriction on proprietary trading in the Senior Subordinated Notes and the Zero-Coupon Notes. Notwithstanding such restriction, SBI may sell or surrender Senior Subordinated Notes or Zero-Coupon Notes owned by SBI in connection with any merger, tender offer or other acquisition transaction (including the Tender Offers) involving the Issuer or Enquirer. SBI's decisions in such regard will be based upon the prevailing price of such securities in the open market and/or in any negotiated transactions, the value of the consideration being offered in the merger, tender offer or other acquisition transaction involving the securities of the Issuer, tax considerations and any other relevant factors."

           The first sentence of the fourth paragraph (prior to this Amendment No. 1) is hereby amended by deleting the phrase "At such time as SBI terminates its internal restrictions on proprietary trading in securities of the Issuer, SBI at any time or from time to time may" and inserting the phrase, "SBI may (1) in the case of Senior subordinated Notes and Zero-Coupon Notes, at any time or from time to time at such time as it terminates its internal restrictions in proprietary trading in such Notes and (2) in the case of Class A Common stock and Warrants, at any time or from time to time,".

Item 5.   Interest in Securities of the Issuer.

           (a-b) The following paragraphs are hereby inserted after the second paragraph:

           "At the close of business on September 19, 1994, SBI beneficially owned (a) 221,900 Warrants, representing the right to receive, upon exercise thereof at the exercise price of $1,000 per 36 Warrants (payable in cash or the surrender of one Zero-Coupon Note for each 36 Warrants exercised), 221,900 shares of Class A Common Stock and (b) 25,911 Units, representing the right to receive, upon exercise of the 932,796 Warrants included in such Units, 932,796 shares of Class A Common Stock. In its Quarterly Report on Form 10-Q for the quarterly period ended June 27, 1994, the Issuer indicated that 20,530,099 shares of Class A Common Stock were outstanding as of August 1, 1994. Based on such information, the 1,154,696 shares of Class A Common Stock deemed beneficially owned by SBI as of the close of business on September 19, 1994 represent in the aggregate approximately 5.32% of the shares of Class A Common Stock outstanding (including shares issuable upon exercise of the Warrants held by SBI).


                        Page 5 of 7 Pages

           "In addition, at the close of business on September
19, 1994, SBI held a short position in 271,600 shares of Class A
Common Stock.

           "At the close of business on September 19, 1994, (i) Ms. Nancy Peretsman, a Managing Director of SBI, beneficially owned 3,000 shares of Class A Common Stock, and (ii) Mr. Louis Simpson, a director of Salomon Inc, beneficially owned 2,600 shares of Class A Common Stock in various trust and pension accounts for the benefit of himself and certain members of his family. SBI, for itself and on behalf of SBHC and Salomon Inc, disclaims beneficial ownership of the shares of Class A Common Stock owned by Ms. Peretsman and Mr. Simpson."

           The following paragraph is hereby inserted after the last paragraph:

           "Except as described above, neither SBI nor, to the best knowledge of SBI, any of SBHC, Salomon Inc or the persons listed in Annex A or Annex B hereto beneficially owned any shares of Class A Common Stock, Warrants or Units at the close of business on September 19, 1994."

           (c) The following paragraph is hereby inserted after the second paragraph:

           "The dates, numbers of shares and prices per share for all purchases and sales of Class A Common Stock by the trust and pension accounts for Mr. Simpson and certain members of his family from July 21, 1994 through September 19, 1994 are shown on Annex D hereto, which is incorporated herein by reference. All such purchases and sales of Class A Common Stock were effected on the New York Stock Exchange."

           The following paragraph is hereby inserted after the last paragraph:

           "Except as described above, neither SBI nor, to the best knowledge of SBI, any of SBHC, Salomon Inc or the persons listed on Annex A or Annex B hereto made any purchases or sales of Class A Common Stock or Warrants or Units from July 21, 1994 through September 19, 1994."

                             ANNEXES

      A.   Executive Officers and Directors of Salomon Brothers
           Inc and Salomon Brothers Holding Company Inc.

      B.   Executive Officers and Directors of Salomon Inc.


                        Page 6 of 7 Pages

      D.   Description of purchases and sales of shares of Class
           A Common Stock by trust and pension accounts for Mr.
           Louis Simpson and certain members of his family from July 21, 1994 through September 19, 1994.

                            SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     September 21, 1994


                             SALOMON BROTHERS INC


                             By  /s/ Nancy B. Peretsman
                               -----------------------------
                               Name: Nancy B. Peretsman
                               Title: Managing Director



                        Page 7 of 7 Pages

                                                   September, 1994




                             ANNEX A
                EXECUTIVE OFFICERS AND DIRECTORS OF
                     SALOMON BROTHERS INC AND
               SALOMON BROTHERS HOLDING COMPANY INC


                                  Principal Occupation
Name and Title                    and Business Address
--------------                    --------------------

Jerome H. Bailey(1)               Chief Financial Officer and
Chief Financial Officer and         Managing Director
  Managing Director               Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

                                  Chief Financial Officer
                                  Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Richard J. Barrett(1)             Managing Director
Managing Director                 Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Rodney B. Berens(1)               Managing Director
Managing Director                 Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Thomas W. Brock(1)                Chief Administrative Officer
Chief Administrative Officer        and Managing Director
  and Managing Director           Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Robert E. Denham(2)               Director, Chairman and
Managing Director                   Chief Executive Officer
                                  Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

                                  Principal Occupation
Name and Title                    and Business Address
--------------                    --------------------

Bruce C. Hackett(1)               Managing Director
Managing Director                 Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Dennis J. Keegan(1)               Managing Director
Managing Director                 Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Martin L. Leibowitz(1)            Managing Director
Managing Director                 Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

John G. Macfarlane, III           Treasurer and Managing Director
Treasurer and Managing Director   Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Deryck C. Maughan(1)(2)(3)        Chairman and Chief Executive
Chairman and Chief Executive        Officer
  Officer                         Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

William A. McIntosh(1)            Managing Director
Managing Director                 Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Robert H. Mundheim(1)             Secretary and Managing Director
Secretary and Managing Director   Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Shigern Myojin(1)                 Co-Chief Executive Officer
Managing Director                 Salomon Brothers Asia Limited
                                  Urbannet Otemachi Building
                                  2-2, Otemachi 2-Chome
                                  Chiyoda-ku, Tokyo 100,  Japan

                                  Principal Occupation
Name and Title                    and Business Address
--------------                    --------------------

Stephen J.D. Posford(1)(3)        Managing Director
Managing Director                 Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

                                  Chief Executive Officer
                                  Salomon Brothers International
                                    Limited
                                  Victoria Plaza
                                  111 Buckingham Palace Road
                                  London, SW1B OSB
                                  England


           The officers and directors of Salomon Brothers Holding
Company Inc ("SBHC") are the same as those for Salomon Brothers
Inc.



                           Citizenship


           Except as footnoted below, each of the individuals listed above is a citizen of the United States.




-----------------------
(1)   Member of the Executive Committee
(2)   Director
(3)   Citizen of Great Britain

                                                   September, 1994


                             ANNEX B

                 EXECUTIVE OFFICERS AND DIRECTORS

                          OF SALOMON INC


                                  Principal Occupation
Name and Title                    and Business Address
--------------                    --------------------

Dwayne O. Andreas                 Chairman of the Board and
Director                            Chief Executive
                                  Archer Daniels Midland Company
                                  Box 1470
                                  Decatur, Illinois  62525

Jerome H. Bailey                  Chief Financial Officer
Chief Financial Officer           Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

                                  Chief Financial Officer and
                                    Managing Director
                                  Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Warren E. Buffett(1)              Chairman and Chief Executive
Director                            Officer
                                  Berkshire Hathaway Inc.
                                  1440 Kiewit Plaza
                                  Omaha, Nebraska  68131

Robert E. Denham(1)               Director, Chairman and Chief
Director, Chairman and Chief        Executive Officer
  Executive Officer               Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Dr. Claire M. Fagin               Leadership Professor
Director                          School of Nursing
                                  University of Pennsylvania
                                  Philadelphia, Pennsylvania 19104

                                  Principal Occupation
Name and Title                    and Business Address
--------------                    --------------------

David C. Fisher                   Controller
Controller                        Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Andrew J. Hall(2)                 Chairman and President
Director and Executive            Phibro Division of Salomon Inc
  Vice President                  500 Nyala Farms
                                  Westport, Connecticut 06880-6262

Gedale B. Horowitz                Senior Executive Director
Director and Executive            Salomon Brothers Holding
  Vice President                    Company Inc
                                  Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

John G. Macfarlane, III           Treasurer
Treasurer                         Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

                                  Treasurer and Managing Director
                                  Salomon Brothers Holding
                                    Company Inc
                                  Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Deryck C. Maughan(2)              Chairman and Chief Executive
Director and Executive              Officer
Vice President                    Salomon Brothers Holding
                                    Company Inc
                                  Salomon Brothers Inc
                                  Seven World Trade Center
                                  New York, New York  10048

William F. May(1)                 Chairman and Chief
Director                            Executive Officer
                                  Statue of Liberty-Ellis
                                    Island Foundation, Inc.
                                  c/o Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

                                  Principal Occupation
Name and Title                    and Business Address

Robert H. Mundheim                Executive Vice President and
Executive Vice President and        General Counsel
  General Counsel                 Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

Charles T. Munger                 Vice Chairman
Director                          Berkshire Hathaway Inc.
                                  355 So.  Grand Avenue
                                  Los Angeles, California  90071

Louis A. Simpson(1)               Director, President and
Director                          Chief Executive Officer,
                                  Capital Operations
                                  GEICO Corporation
                                  One Geico Plaza
                                  5260 Western Avenue
                                  Washington, D.C.  20076-0001

Robert G. Zeller(1)               Retired
Director                          c/o Salomon Inc
                                  Seven World Trade Center
                                  New York, New York  10048

                           Citizenship


           Except as footnoted below, each of the individuals listed above is a citizen of the United States.

-----------------------
(1)   Member of the Executive Committee
(2)   Citizen of Great Britain

                             ANNEX D



           Set forth below are the purchases and sales of shares of Class A Common Stock, $0.01 par value (the "Class A Common Stock") by various trust and pension accounts for Mr. Louis Simpson and certain members of his family from July 21, 1994 through September 19, 1994. ("P" means purchase, and "S" means sale.)

      Date              Number of Shares         Price Per Share
      ----              ----------------         ---------------

      8/9/94                 600   (P)                $16.00
      8/10/94              1,750   (P)                $16.00
      8/10/94                250   (P)                $16.125


           All purchases of Class A Common Stock listed above were effected on the New York Stock Exchange.

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*


                    Enquirer/Star Group, Inc.
-----------------------------------------------------------------
                        (Name of Issuer)

              Class A Common Stock, $0.01 par value
-----------------------------------------------------------------

                            293554101
               -----------------------------------
                          (CUSIP Number)
            Richard D. Scribner, Salomon Brothers Inc
Seven World Trade Center, New York, New York 10048 (212) 783-7400
-----------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          April 28, 1994
               -----------------------------------
                  (Date of Event which Requires
                     Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box /x/.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------------                          -------------------------
CUSIP No. 293554101                                  Page   2   of   9   Pages
         -----------                                      -----    -----
--------------------------                          -------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Salomon Brothers Inc

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                  (b) [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               [x]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

--------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER
     SHARES                     ----
  BENEFICIALLY   ---------------------------------------------------------------
   OWNED BY          8     SHARED VOTING POWER
EACH REPORTING                1,154,696 shares
    PERSON
     WITH
                 ---------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                                ----

                 ---------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                               1,154,696 shares

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,154,696 shares

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.3%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               BD, CO

--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

          The title of the class of equity securities to which this statement relates is the Class A Common Stock, $0.01 par value (the "Class A Common Stock") of Enquirer/Star Group, Inc., a Delaware corporation (the "Issuer"). The principal executive officers of the Issuer are located at 600 South East Coast Avenue, Lantana, Florida 33462.

Item 2.   Identity and Background.

          This statement on Schedule 13D is being filed by Salomon Brothers Inc ("SBI"), a corporation organized under the laws of the State of Delaware. SBI is a wholly-owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), a corporation organized under the laws of the State of Delaware, which is in turn a wholly-owned subsidiary of Salomon Inc, a corporation organized under the laws of the State of Delaware. The principal executive offices of each of SBI, SBHC and Salomon Inc are located, and principal business activities conducted, at Seven World Trade Center, New York, New York 10048.

          SBI is a registered broker-dealer that succeeded to the business of Salomon Brothers, a New York limited partnership, on October 1, 1981. The principal business of SBI is the general brokerage, dealer and investment banking business. The principal business of SBHC is the ownership of all the outstanding shares of common stock of SBI. The principal business of Salomon Inc is the ownership of all the outstanding shares of common stock of SBHC and Phibro Energy USA Inc. (which owns four oil refineries in Texas and London and other asset-based businesses) and the conduct of commodities trading (concentrating on crude oil and energy derivatives) through its Phibro Energy Division.

          The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of SBI and SBHC are set forth in Annex A hereto, which is incorporated herein by reference. The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of Salomon Inc are set forth in Annex B hereto, which is incorporated herein by reference.

           In May, 1989, the Securities and Exchange Commission (the "SEC") simultaneously instituted and settled an administrative proceeding against SBI for infractions of the "short sale" provisions of Section 10(a) of the Securities and Exchange Act of 1934 (the "1934 Act") and Rules 10a-1(a) and 10-a-1(c)
promulgated thereunder and for violation of the recordkeeping provisions of Section 17(a) of the 1934 Act and Rule 17a-4(j) promulgated thereunder in connection with alleged short sales in certain New York Stock Exchange listed securities,


                        Page 3 of 9 Pages
for SBI's account on October 19, 1987. SBI consented to an order censuring SBI and requiring SBI to maintain certain procedures with respect to the determination of "net long" positions and to consult with an independent certified public accountant or outside legal counsel to review the adequacy of such procedures and implement improvements in the procedures if required.

           On May 20, 1992, SBI and Salomon Inc (together "Salomon") consented, without admitting or denying any of the allegations of the concurrently filed complaint, to the entry of a Final
Judgment of Permanent Injunction and Other Relief (the "Final Judgment") in settlement of an action arising out of alleged misconduct in auctions of U.S. Treasury securities and government securities trading, brought by the SEC in the United States
District Court and the Southern District of New York, entitled Securities and Exchange Commission v. Salomon Inc and Salomon Brothers Inc (92 Civ. 3691 and Securities Exchange Act of 1934 Release No. 30721 (May 20, 1992)). Among other things, the Final Judgment enjoins Salomon from violations of Section 17(a) of the Securities Act of 1933 (the "1933 Act"), Section 10(b), 15(c)(1) and 17(a) of the 1934 Act and Rules 10b-5, 15cl-2, 17a-3 and
17a-4 promulgated thereunder. Pursuant to the settlement, Salomon was required to pay a total amount of $290,000,000, with $100,000,000 going to a fund for the payment of private claims for compensatory damages arising out of the U.S. Treasury auction and related matters and $190,000,000 to the United States in payment of civil penalties under the Securities Enforcement
Remedies and Penny Stock Reform Act of 1990 and a forfeiture of assets to and settlement of claims with the Department of Justice against SBI. On the same day, in other related actions solely involving SBI, the SEC also simultaneously instituted and settled an administrative proceeding for failure to supervise the employee responsible for such alleged misconduct with a view toward preventing violation of the federal securities laws, the Federal Reserve Bank of New York announced the continuation of SBI's primary dealer designation but a cessation of its trading activity until August 3, 1992, and the Department of Treasury announced that SBI would be permitted to resume bidding for customers on August 3, 1992, having restricted SBI to purchasing securities for its own account in U.S. Treasury auctions since August 18, 1991. In January and February of 1993, SBI and, in certain instances, Salomon Inc settled with 42 states and the District of Columbia certain claims regarding SBI's role in the U.S. Treasury auction and related matters. Under the accords, SBI placed $2,000,000 in a multi-state Investor Protection Trust Fund and paid $2.15 million to the jurisdictions which are parties to the accords.

          Other than as aforesaid, during the last five years neither SBI, nor, to the bast knowledge of SBI, SBHC, Salomon Inc or any of the persons listed in Annex A and Annex B hereto, has been convicted in a criminal proceeding (excluding traffic


                        Page 4 of 9 Pages
violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which SBI, SBHC, Salomon Inc or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The net amount of funds used by SBI to acquire the 221,900 warrants of the Issuer ("Warrants"), each exercisable for one share of Class A Common Stock, and the 25,911 units ("Units"), each consisting of a zero-coupon senior subordinated note of Enquirer/Star, Inc., a wholly-owned subsidiary of the Issuer ("Enquirer"), due 1997 in the face amount of $1,000 (a "Zero-Coupon Note") and 36 Warrants, described in Item 5, is estimated to be approximately $2,460,000. These funds came from SBI's working capital, which in the normal course includes the proceeds from day loans and demand loans entered into in the ordinary course of business with numerous banks. Such demand loans are secured virtually entirely by securities owned by SBI.

Item 4.   Purpose of Transaction.

          The positions in shares of Class A Common Stock to which this Statement relates and the Warrants and the Units described in Item 5 were acquired by SBI in the ordinary course of its business in connection with its market-making activities. A Statement on Schedule 13G with respect to such positions as of December 31, 1993 has been previously filed by Salomon Inc on behalf of itself, SBHC and SBI.

          On April 28, 1994, Boston Ventures Limited Partnership III and Boston Venture Limited Partnership IIIA (collectively, "Boston Ventures") and Macfadden Holdings, L.P. ("Macfadden") submitted a proposal to the Issuer to acquire all outstanding shares of the Class A Common Stock not owned by them for $17.50 per share (the "Proposal"). SBI and another investment banking firm have a oral agreement with Boston Ventures and Macfadden pursuant to which SBI and such other firm may be engaged under certain circumstances to render certain financial advisory services with respect to the capital structure of the Issuer and Enquirer.

          As a result of its oral agreement with Boston Ventures and Macfadden, SBI has restricted proprietary trading in securities of the Issuer. Notwithstanding such restriction, SBI may sell or surrender securities of the Issuer owned by SBI in connection with any merger, tender offer or other acquisition transaction (including the Proposal) involving the Issuer. SBI's decisions in such regard will be based upon the prevailing price


                        Page 5 of 9 Pages
of such securities in the open market and/or in any negotiated transactions, the value of the consideration being offered in the merger, tender offer or other acquisition transaction involving the securities of the Issuer, tax considerations and any other relevant factors.

          At such time as SBI terminates its internal restrictions on proprietary trading in securities of the Issuer, SBI at any time or from time to time may (i) acquire, or agree to acquire, or acquire put or call options relating to, additional shares of Class A Common Stock, Warrants or Units or other securities of the Issuer, (ii) sell, or agree to sell, or sell put or call options relating to, some of all such shares of Class A Common Stock, Warrants or Units or such other securities of the Issuer owned by SBI, in each such case in the open market, in negotiated transactions or otherwise, (iii) exercise Warrants owned by SBI for shares of Class A Common Stock, (iv) make or receive proposals and enter into negotiations with respect to such transactions and/or (v) surrender such shares of Class A Common Stock, Warrants or Units or such other securities of the Issuer owned by SBI in connection with any merger, tender offer or other acquisition transaction (including this Proposal) involving the Issuer. SBI's decisions in such regard will be based upon the prevailing price of the shares of Class A Common Stock, Warrants or Units or other such securities in the open market and/or in any negotiated transactions, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Issuer, tax considerations and any other relevant factors.

          Other than as described above, SBI has no plans or proposals that relate to or would result in any transactions involving the Issuer or any of its subsidiaries or securities of the type or kind listed in item 4 of Schedule 13D adopted by the SEC under the 1934 Act.

Item 5.   Interest in Securities of the Issuer.

          (a-b) At the close of business on April 28, 1994, SBI beneficially owned (a) 221,900 Warrants, representing the right to receive, upon exercise thereof at the exercise price of $1,000 per 36 Warrants (payable in cash or the surrender of one Zero-Coupon Note for each 36 Warrants exercised), 221,900 shares of Class A Common Stock and (b) 25,911 Units, representing the right to receive, upon exercise of the 932,796 Warrants included in such Units, 932,796 shares of Class A Common Stock. In its Quarterly Report on Form 10-Q for the quarterly period ended December 27, 1993, the Issuer indicated that 20,520,630 shares of Class A Common Stock were outstanding as of February 8, 1994. Based on such information, the 1,154,696 shares of Class A Common Stock deemed beneficially owned by SBI as of the close of business on April 28, 1994 represent in the aggregate


                        Page 6 of 9 Pages
approximately 5.33% of the shares of Class A Common Stock outstanding (including shares issuable upon exercise of the Warrants held by SBI).

          In addition, at the close of business on April 28, 1994, SBI held a short position in 271,600 shares of Class A
Common Stock.

          By reason of their relationship, Salomon Inc, SBHC and SBI may be deemed to share dispositive power with respect to Warrants owned by SBI and to share voting power and dispositive power with respect to any shares of Class A Common Stock that SBI would receive upon exercise of such Warrants.

          Except as described above, neither SBI nor, to the best knowledge of SBI, any of SBHC, Salomon Inc or the persons listed in Annex A or Annex B hereto beneficially owned any shares of Class A Common Stock, Warrants or Units at the close of business on April 28, 1994.

          (c) The dates, numbers of shares, Warrants or Units (as the case may be) and prices per share, Warrant or Unit (as the case may be) for all purchases and sales of Class A Common Stock, Warrants and Units by SBI from February 28, 1994 through April 28, 1994 are shown on Annex C hereto, which is incorporated herein by reference. All such purchases and sales of Class A Common Stock and Warrants were effected on the New York Stock Exchange, and all such purchases and sales of Units were effected either on the New York Stock Exchange or in the over-the-counter market.

          Except as described above, neither SBI nor, to the best knowledge of SBI, any of SBHC, Salomon Inc or the persons listed on Annex A or Annex B hereto made any purchases or sales of Class
A Common Stock or Warrants or Units from February 28, 1994 through April 28, 1994.

          (d-e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of The Issuer.

          Except as describe in Item 4, neither SBI nor, to the best knowledge of SBI, any of SBHC, Salomon Inc or the persons listed on Annex A or Annex B hereto have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits.

          None


                        Page 7 of 9 Pages

                             ANNEXES
                             -------

          A.   Executive Officers and Directors of Salomon
               Brothers Inc and Salomon Brothers Holding Company
               Inc.

          B.   Executive Officers and Directors of Salomon Inc.

          C. Description of purchases and sales of shares of Class A Common Stock, Warrants and Units by
               Salomon Brothers Inc from February 28, 1994 through April 28, 1994.


                        Page 8 of 9 Pages

                            SIGNATURE
                            ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 6, 1994

                             SALOMON BROTHERS INC


                             By /s/ Nancy B. Peretsman
                               ----------------------------
                               Name: Nancy B. Peretsman
                               Title: Managing Director


                        Page 9 of 9 Pages

                                                        May, 1994


                             ANNEX A
               EXECUTIVE OFFICERS AND DIRECTORS OF
                     SALOMON BROTHERS INC AND
              SALOMON BROTHERS HOLDING COMPANY INC
              ------------------------------------

                                 Principal Occupation
Name and Title                   and Business Address
--------------                   --------------------

Jerome H. Bailey(1)              Chief Financial Officer and
Chief Financial Officer and        Managing Director
  Managing Director              Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

                                 Chief Financial Officer
                                 Salomon Inc
                                 Seven World Trade Center
                                 New York, New York  10048

Richard J. Barrett(1)            Managing Director
Managing Director                Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

Rodney B. Berens(1)              Managing Director
Managing Director                Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

Thomas W. Brock(1)               Chief Administrative Officer and
Chief Administrative Officer       Managing Director
  and Managing Director          Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

Robert E. Denham(2)              Director, Chairman and
Managing Director                  Chief Executive Officer
                                 Salomon Inc
                                 Seven World Trade Center
                                 New York, New York  10048

                                 Principal Occupation
Name and Title                   and Business Address
--------------                   --------------------

Bruce C. Hackett(1)              Managing Director
Managing Director                Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

William J. Jennings(1)           Managing Director
Managing Director                Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

Dennis J. Keegan(1)              Managing Director
Managing Director                Salomon Brothers Inc
                                 Salomon Brothers
                                   International Limited
                                 Victoria Plaza
                                 111 Buckingham Palace Road
                                 London SW1W OSB
                                 England

Martin L. Leibowitz(1)           Managing Director
Managing Director                Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

John G. Macfarlane, III          Treasurer and Managing Director
Treasurer and Managing Director  Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

Deryck C. Maughan(1)(2)(4)       Chairman and Chief Executive
Chairman and Chief Executive       Officer
  Officer                        Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

William A. McIntosh(1)           Managing Director
Managing Director                Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

                                 Principal Occupation
Name and Title                   and Business Address
--------------                   --------------------

Robert H. Mundheim(1)            Secretary and Managing Director
Secretary and Managing Director  Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

Shigeru Myojin(1)                Managing Director
Managing Director                Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

Stephen J.D. Posford (1)         Managing Director
Managing Director                Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048


     The officers and directors of Salomon Brothers Holding
Company Inc ("SBHC") are the same as those for Salomon Brothers
Inc.


                           Citizenship


     Except as footnoted below, each of the individuals listed above is a citizen of the United States.




--------------------
 (1)  Member of the Executive Committee
 (2)  Director
 (3)  Citizen of Canada
 (4)  Citizen of Great Britain

                                                        May, 1994


                             ANNEX B

                EXECUTIVE OFFICERS AND DIRECTORS

                          OF SALOMON INC


                                 Principal Occupation
Name and Title                   and Business Address
--------------                   --------------------

Dwayne O. Andreas                Chairman of the Board and
Director                         Chief Executive
                                 Archer Daniels Midland Company
                                 Box 1470
                                 Decatur, Illinois  62525

Jerome H. Bailey                 Chief Financial Officer
Chief Financial Officer          Salomon Inc
                                 Seven World Trade Center
                                 New York, New York  10048

                                 Chief Financial Officer and
                                   Managing Director
                                 Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

Warren E. Buffett(1)             Chairman and Chief Executive
Director                           Officer
                                 Berkshire Hathaway Inc.
                                 1440 Kiewit Plaza
                                 Omaha, Nebraska  68131

Robert E. Denham(1)              Director, Chairman and Chief
Director, Chairman and Chief     Executive Officer
  Executive Officer              Salomon Inc
                                 Seven World Trade Center
                                 New York, New York  10048

Dr. Clair M. Fagin               Interim President
Director                         University of Pennsylvania
                                 121 College Hall
                                 Philadelphia, Pennsylvania
                                   19104

                                 Principal Occupation
Name and Title                   and Business Address
--------------                   --------------------

David C. Fisher                  Controller
Controller                       Salomon Inc
                                 Seven World Trade Center
                                 New York, New York  10048

Andrew J. Hall(2)                Chairman and President
Director and Executive           Phibro Division of Salomon Inc
  Vice President                 500 Nyala Farms
                                 Westport, Connecticut  06880-
                                   6262

Gedale B. Horowitz               Senior Executive Director
Director and Executive           Salomon Brothers Holding
  Vice President                   Company Inc
                                 Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

John G. Macfarlane, III          Treasurer
Treasurer                        Salomon Inc
                                 Seven World Trade Center
                                 New York, New York  10048

                                 Treasurer and Managing Director
                                 Salomon Brothers Holding
                                   Company Inc
                                 Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

Deryck C. Maugham(2)             Chairman and Chief
Director and                       Executive Officer
Executive Vice President         Salomon Brothers Holding
                                   Company Inc
                                 Salomon Brothers Inc
                                 Seven World Trade Center
                                 New York, New York  10048

William F. May(1)                Chairman and Chief
Director                           Executive Officer
                                 Statue of Liberty-Ellis Island
                                   Foundation, Inc.
                                 c/o Salomon Inc
                                 Seven World Trade Center
                                 New York, New York  10048

                                 Principal Occupation
Name and Title                   and Business Address
--------------                   --------------------

Robert H. Mundheim               Executive Vice President and
Executive Vice President and       General Counsel
  General Counsel                Salomon Inc
                                 Seven World Trade Center
                                 New York, New York  10048

Charles T. Munger                Vice Chairman
Director                         Berkshire Hathaway Inc.
                                 355 So. Grand Avenue
                                 Los Angeles, California  90071

Louis A. Simpson(1)              Director, President and Chief
Director                           Executive Officer, Capital
                                   Operations
                                 GEICO Corporation
                                 One Geico Plaza
                                 5260 Western Avenue
                                 Washington, D.C.  20076-0001

Robert G. Zeller(1)              Retired
Director                         c/o Salomon Inc
                                 Seven World Trade Center
                                 New York, New York  10048

                           Citizenship


     Except as footnoted below, each of the individuals listed above is a citizen of the United States.


----------
 (1)  Member of the Executive Committee
 (2)  Citizen of Great Britain

                             ANNEX C


Part I

          Set forth below are the purchases and sales of shares of Class A Common Stock, $0.01 pare value (the "Class A Common Stock") by Salomon Brothers Inc from February 28, 1994 through April 28, 1994. ("P" means purchase, and "S" means sale.)

     Date               Number of Shares       Price Per Share
     ----               ----------------       ---------------

     3/1/94                 2,000 (P)              $17.50
     3/4/94                 8,900 (P)              $17.00
     3/15/94                4,400 (P)              $17.00
     3/16/94               10,900 (P)              $17.00
     3/16/94                4,100 (P)              $16.875
     3/17/94               25,000 (P)              $16.25
     4/7/94                15,000 (P)              $15.50
     4/8/94                15,000 (P)              $15.50
     4/19/94               15,000 (P)              $15.125
     4/25/94               10,000 (P)              $14.625
     4/26/94                5,000 (P)              $14.625
     4/26/94               10,000 (P)              $14.625

          All purchases of Class A Common Stock listed above were effected on the New York Stock Exchange.


Part II

          Set forth below are the purchases and sales of warrants
("Warrants"), each exercisable for one share of Class A Common
Stock, by Salomon Brothers Inc from February 28, 1994 through
April 28, 1994. ("P" means purchase, and "S" means sale.)

     Date               Number of Shares       Price Per Share
     ----               ----------------       ---------------

     2/28/94                25,000(S)              $1.625
     3/7/94                 2,000 (S)              $1.75
     3/9/94                 500   (S)              $1.625
     3/9/94                 49,500(S)              $1.50
     3/14/94                500   (S)              $1.50
     4/4/94                 3,500 (S)              $1.375
     4/7/94                 5,000 (S)              $1.50
     4/8/94                 4,000 (S)              $1.50
     4/11/94                5,000 (P)              $1.50
     4/14/94                1,000 (S)              $1.25

          All purchases and sales of Warrants listed above were effected on the New York Stock Exchange.

Part III

          Set forth below are the purchases and sales of units ("Units"), each consisting of a zero-coupon senior subordinated note due 1997 in the face amount of $1,000 and 36 Warrants, by Salomon Brothers Inc from February 27, 1994 through April 29, 1994. ("P" means purchase, and "S" means sale.)

     Date               Number of Shares       Price Per Share
     ----               ----------------       ---------------

     2/28/94                350   (S)              $82.00
     2/28/94                150   (S)              $82.00
     3/9/94                 2,750 (P)              $80.75
     3/10/94                285   (S)              $81.25
     3/10/94                1,715 (S)              $81.25
     3/29/94                10    (S)              $81.00
     4/14/94                1     (S)              $81.00
     4/19/94                75    (S)              $78.375
     4/19/94                25    (S)              $78.375
     4/19/94                75    (S)              $78.375
     4/19/94                150   (S)              $78.375
     4/19/94                480   (S)              $78.375
     4/19/94                40    (S)              $78.375
     4/19/94                375   (S)              $78.375
     4/19/94                200   (S)              $78.375
     4/19/94                80    (S)              $78.375

          All purchases and sales of Units listed above were effected on the New York Stock Exchange or in the over-the-counter market.


                                2